Mail Stop 6010

February 13, 2007

Mr. John C. Heinmiller
Chief Financial Officer
St. Jude Medical, Inc.
One Lillehei Plaza
St. Paul, MN   55117

> **Re: St. Jude Medical, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 1-12441**

Dear Mr. Heinmiller:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant